Dear Investor:

SCANA Corporation is pleased to offer you a unique opportunity to invest in SCANA Corporation common stock easily and affordably through participation in the SCANA INVESTOR PLUS PLAN (the “Plan”).  Enclosed is a prospectus which outlines the Plan’s features and operating guidelines.  We hope you will take time to read the prospectus carefully before you invest.

Any United States citizen who is not currently an owner of SCANA common stock or South Carolina Electric & Gas Company preferred stock may purchase shares directly from SCANA with an initial investment of at least $250.  After your account is established on our system, you may make optional cash contributions from $25 to a maximum of $100,000 per calendar year.  Shares will be purchased twice a month – usually on the first and fifteenth days of the month.  We must have cash in hand at least two business days prior to an investment date.  Any cash not in hand two business days prior to an investment date will be invested on the next investment date.  Whenever the first and fifteenth days are not “business” days, the investment date will become the next business day after the first or fifteenth.

The Plan may purchase shares on the open market or directly from SCANA.  Presently, the Plan purchases shares directly from SCANA and your share price will be the average of the high and low sales prices for the trading day previous to the purchase date.  There is no commission charge imposed upon you for purchases of shares directly from SCANA.  The Plan, however, may switch to purchasing shares on the open market without notice.

An enrollment form and return envelope are enclosed.  If you would like to purchase shares directly from SCANA, please complete the form and attach your initial investment of at least $250.  Please print or type all information on the enrollment form.

We appreciate your interest in SCANA Corporation and your confidence in our future.  Please feel free to contact us if you have questions or need additional information.

Sincerely yours,

SHAREHOLDER SERVICES

Toll Free Number: 1(800)763-5891……NYSE Symbol: SCG ……Website: www. scana.com

This notice is not an offer to sell or a solicitation of an offer to buy any securities.  Offers and sales of SCANA Corporation common stock through the SCANA Investor Plus Plan will be made by prospectus only.